Filed by Quantum Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

The following content was posted to both Quantum and ADIC employee websites on June 9, 2006:

Q: Why did Quantum withdraw, and then resubmit, our application to the U.S. Federal Trade Commission and Department of Justice for approval of the ADIC acquisition?

Because of a delay in getting to our application, the Justice Department suggested that we withdraw and resubmit it to restart the 30-day waiting period and to give them more time to conduct their initial review. Had we not done so, the Justice Department could have insisted on a longer and more extensive review period. We don’t believe that the Justice Department’s suggestion reflects negatively on the merits of our application, and we’re looking forward to them completing their review. We still expect the acquisition to close in the 3-4 month timeframe we stated when we announced the definitive agreement on May 2.